SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                SCHEDULE 14D-9
               Solicitation/Recommendation Statement Pursuant to
            Section 14(d)(4) of the Securities Exchange Act of 1934
                               (Amendment No. 2)


                       BIGGEST LITTLE INVESTMENTS, L.P.
                          (Name of Subject Company)


                       Biggest Little Investments, L.P.
                     (Name of Person(s) Filing Statement)

                        Limited Partnership Interests
                       (Title of Class of Securities)


                                Not Applicable
                     (CUSIP Number of Class of Securities)


                                  Ben Farahi
                                    Manager
                                   Maxum LLC
                              1175 W. Moana Lane
                              Reno, Nevada 89509
                                (775) 825-3355
                    (Name, address and telephone number of
                     person authorized to receive notices
                      and communications on behalf of the
                         person(s) filing statement)



[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



Item 1. Subject Company Information.

     The name of the subject company is Biggest Little Investments, L.P., a Delaware limited partnership (the "Partnership"). The principal executive offices of the Partnership are located at 1175 W. Moana Lane, Reno, Nevada 89509 and the telephone number of such offices is (775) 825-3355. The general partner of the Partnership is Maxum LLC, a Nevada limited liability company (the "General Partner"). The title of the class of equity securities to which this statement relates is the units of limited partnership interest of the Partnership (the "Units"). The number of Units outstanding as of the date hereof is 180,937.

Item 2. Identity and Background of Filing Person.

     This statement is being filed by the Partnership

     This Statement relates to a tender offer by Ben Farahi (the "Bidder" or the "Purchaser") disclosed in a Tender Offer Statement on Schedule TO, dated June 6, 2006, as amended by Amendment No. 1 to Schedule TO dated July 5, 2006 and Amendment No. 2 to Schedule TO dated July 25, 2006 (together, the "Schedule TO"), to purchase up to 65,000 Units at a purchase price equal to $140 per Unit, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 2006, as amended by the Extension of Offer to Purchase dated July 5, 2006, the Extension of Offer to Purchase dated July 24, 2006, and the related Letter of Transmittal (collectively, the "Offer to Purchase" or the "Offer"). The Bidder and the General Partner are affiliated as the Bidder is the sole manager of the General Partner.

     Based on the information in the Schedule TO, the business address of the person authorized to receive notices and communications on behalf of the Purchaser is Ben Farahi, Manager, Maxum, LLC, 1175 W. Moana Lane, Reno, Nevada 89509.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     Under the Partnership's Second Amended and Restated Agreement of Limited Partnership, the General Partner of the Partnership is entitled to receive 2.5% of the Partnership's income, loss, capital and distributions including without limitation the Partnership's cash flow from operations and disposition proceeds. For the year ended December 31, 2005 and the quarter ended March 31, 2006, the General Partner of the Partnership was allocated an aggregate of $39,058 and $3,102, respectively, of taxable income.

     The General Partner is also entitled to fees for managing the property owned by the Partnership. For the year ended December 31, 2005 and the fiscal quarter ended March 31, 2006, the General Partner of the Partnership received $177,390 and $23,979, respectively, in management fees.

     A conflict of interest exists for the General Partner between continuing the Partnership and the right to receive the amounts described above and liquidating the Partnership.

     In addition, as disclosed in Item 2, the General Partner is affiliated with the Bidder.

Item 4. The Solicitation or Recommendation.

     Due to the affiliation between the Bidder and the General Partner, the Partnership makes no recommendation and is remaining neutral as to whether limited partners should tender their Units to the Bidder.

     To the extent known by the Partnership, no affiliate of the General Partner currently intends to tender their Units to the Bidder.
Item 5. Person/Assets, Retained, Employed, Compensated or Used.
     None.
Item 6. Interest in Securities of the Subject Company.

     On June 22, 2006, the Bidder filed Articles of Dissolution with the Secretary of State of the State of Nevada with respect to Western Real Estate Investments, LLC ("Western"), which beneficially owned 90,902 Units. The Articles of Dissolution were subsequently challenged by the Bidder's brothers, John Farahi and Bob Farahi. Each of the Bidder and his brothers owns a one-third interest in Western. The Bidder has stated in his Schedule TO his belief that he owns one-third of Western's Units, constituting 30,634 Units, in addition to the 10,342 Units owned by the Bidder individually, or a total of 22.6% of the outstanding Units. The Bidder is no longer acting in concert with, or considered for securities law purposes to be part of a 'group' with, either of his brothers with respect to his ownership of Units. Consequently, the Bidder has disclaimed ownership of the 61,268 Units, constituting 33.9% of the outstanding Units, owned by his brothers through Western. In the event that it is eventually determined under Nevada law that the Bidder's brothers control Western's actions, it is possible, although unlikely, that they would control 91,902 Units on behalf of Western, constituting a 50.2% majority interest in the Partnership's outstanding Units.

Item 7. Purpose of the Transaction and Plans or Proposals.

     (a) The Partnership has not undertaken or engaged in any negotiations in response to the Offer to Purchase which relates to: (i) a tender offer or other acquisition of the Units by the Partnership, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (iii) a purchase, sale or transfer of a material amount of assets by the Partnership; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

     (b) There are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in Item 7(a).

Item 8. Additional Information.

     None.

Item 9. Exhibits.

     (a) (1) Letter to Limited Partners.



                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 25, 2006


                                      BIGGEST LITTLE INVESTMENTS, L.P.

                                      By: Maxum LLC,
                                          General Partner

                                      By: /s/ Ben Farahi
                                      ------------------
                                              Ben Farahi
                                              Manager



                                                               Exhibit (a)(1)

                       BIGGEST LITTLE INVESTMENTS, L.P.
                              1175 W. Moana Lane
                              Reno, Nevada 89509
                                (775) 825-3355


                                July 25, 2006



Dear Limited Partner:

     Please be advised that on July 25, 2006, the general partner of your partnership received an amendment to the unsolicited tender offer received by the general partner on June 6, 2006, as amended on July 5, 2006, extending the offer to purchase up to 65,000 of the outstanding limited partnership interests of the partnership for $140 per unit until 12:00 midnight, New York City time, on August 5, 2006. The offer is being made by Ben Farahi, the sole manager of your general partner who owns approximately 22.6% of the units.

     Due to the affiliation between Ben Farahi and the general partner of your partnership, we are making no recommendation and are remaining neutral as to whether limited partners should tender their units to Mr. Farahi. You will have to make the determination as to whether to wait for the liquidation of your partnership's assets or to sell your interests now at the tender offer price. We do recommend, however, that if you choose to sell your interests prior to liquidation, you consider other options for sale, including the informal secondary market for the units.

     Please be advised that by accepting this offer, you will no longer have an ownership interest in the partnership's assets; thus, you will not share in any potential change in their value if you chose to pursue the tender offer. In addition, in making a decision in whether to tender your units, we recommend that you consult with your financial and tax advisors.

     If you have any questions or would like any further information, please contact us (775) 825-3355.

                                          Sincerely,



                                          BIGGEST LITTLE INVESTMENTS, L.P.




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